Exhibit 99.1

Pfizer and BioNTech to Provide 500 Million Doses of COVID-19 Vaccine to U.S. Government for Donation to Poorest Nations

•	U.S. government to purchase at not-for-profit price 200 million doses in 2021 and 300 million in the first half of 2022
•	Doses to be donated to approximately 100 low- and lower middle-income countries including those in the African Union via the COVAX Facility
•	Effort is part of the companies’ recent pledge of two billion doses to ensure global equitable access to the vaccine

NEW YORK and MAINZ, GERMANY, June 10, 2021 — Pfizer Inc. (NYSE: PFE) and BioNTech SE (Nasdaq: BNTX) today announced plans to provide the U.S. government at a not-for-profit price 500 million doses of the companies’ COVID-19 vaccine, 200 million doses in 2021 and 300 million doses in the first half of 2022, to further support the multilateral efforts to address the surge of infection in many parts of the world and to help end the pandemic. The government will, in turn, donate the Pfizer-BioNTech vaccine doses to low- and lower middle-income countries and organizations that support them.

As part of the plan, the United States will allocate the vaccine doses to 92 low- and lower middle-income countries and economies as defined by Gavi’s COVAX Advance Market Commitment (AMC) and the 55 member states of the African Union. The U.S. government and the companies will work with COVAX to ensure these vaccines are delivered to the specified countries around the world in a way that is most efficient and equitable.

These doses are part of Pfizer and BioNTech’s previously announced pledge to provide two billion doses of the COVID-19 vaccine to low- and middle-income countries over the next 18 months.

“Our partnership with the U.S. government will help bring hundreds of millions of doses of our vaccine to the poorest countries around the world as quickly as possible. COVID-19 has impacted everyone, everywhere, and to win the battle against this pandemic, we must ensure expedited access to vaccines for all. I want to thank President Biden for his leadership in protecting the least advantaged of our global neighbors,” said Albert Bourla, Chairman and Chief Executive Officer, Pfizer. “Fair and equitable distribution has been our North Star since Day One and we are proud to do our part to help vaccinate the world, a massive but an achievable undertaking.”

“As a vaccine developer, we felt the duty to develop a well-tolerated and highly effective vaccine and make it available to as many people worldwide as possible. Today’s agreement underlines that the joint efforts of the private and the public sector are providing solutions to help end this pandemic,” said Ugur Sahin, M.D., CEO and Co-Founder of BioNTech. “We are also committed to realizing sustainable solutions by supporting the establishment of manufacturing networks on various continents. Our first step has been the establishment of our Regional Headquarters for southeast Asia in Singapore which will also include mRNA manufacturing capacities for regional and global supply. It is our goal to leverage our proprietary mRNA technology to help improve the health of people around the world.”

Deliveries of the 200 million doses will begin in August 2021 and continue through the remainder of the year. The 300 million doses for 2022 will be delivered between January and end of June 2022. The U.S. government also has the option for additional doses in 2022. The plan is to produce the doses being purchased by the U.S.

government in Pfizer’s U.S. facilities. Those U.S.-based sites involved in the production of the COVID-19 vaccine include Kalamazoo, MI, Andover, MA, Chesterfield, MO, Groton, CT, and McPherson, KS.

To date, Pfizer and BioNTech have shipped 700 million doses to more than 100 countries or territories around the world. The companies have direct supply agreements in place with 122 countries and discussions are ongoing with many more on the supply of the companies’ COVID-19 vaccine. Based on current projections, Pfizer and BioNTech expect to manufacture up to 3 billion doses of the COVID-19 vaccine in 2021. The production capacity has consistently grown due to continued enhancements to the vaccine’s supply chain, which include expanding existing facilities, adding more suppliers, and bringing on additional Pfizer/BioNTech sites and contract manufacturers around the world to produce the vaccine.

Pfizer and BioNTech have an existing agreement in place to supply vaccine doses to the COVAX Facility, a mechanism established by Gavi, the Vaccine Alliance, the Coalition for Epidemic Preparedness Innovations (CEPI) and World Health Organization (WHO) that aims to provide governments with early access to a large portfolio of COVID-19 candidate vaccines using a range of technology platforms, produced by multiple manufacturers across the world. Pfizer-BioNTech doses allocated through COVAX have reached people in every region of the world, including Rwanda, South Korea, Colombia, Peru, Cabo Verde, Tunisia, Angola, West Bank and the Gaza Strip, Moldova, El Salvador, Mongolia, the Maldives, Bosnia and Herzegovina, Georgia, the Ukraine, Bolivia, Kosovo, Bhutan, Bangladesh, Laos, Pakistan and the Philippines. Deliveries to 47 countries and territories around the world are planned through June 2021 as part of the COVAX second round allocation of Pfizer-BioNTech COVID-19 vaccine doses.

Through both Pfizer and The Pfizer Foundation*, a number of other innovative assistance efforts have been supported, including:

•	Working with International Rescue Committee and the Jordanian Ministry of Health to provide essential primary health services and vaccinations to refugees in Jordan;
•	Collaborating with the UPS Foundation, which is donating freezers to countries that need assistance with building out their ultra-cold chain capacity; and
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Partnering with Zipline through funding and technical expertise, to design and test a delivery solution that can safely and effectively distribute all COVID-19 vaccines in difficult to reach areas of the countries where it operates.

The U.S. government, the companies and COVAX will finalize the plan and further operational details in the coming weeks.

The Pfizer-BioNTech COVID-19 vaccine, which is based on BioNTech proprietary mRNA technology, was developed by both BioNTech and Pfizer. BioNTech is the Marketing Authorization Holder in the European Union, and the holder of emergency use authorizations or equivalent in the United States (jointly with Pfizer), Canada and other countries in advance of a planned application for full marketing authorizations in these countries.

The Pfizer-BioNTech COVID-19 vaccine has not been approved or licensed by the U.S. Food and Drug Administration (FDA), but has been authorized for emergency use by FDA under an Emergency Use Authorization (EUA) to prevent Coronavirus Disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) for use in individuals 12 years of age and older. The emergency use of this product is only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product under Section 564 (b) (1) of the FD&C Act unless the declaration is terminated or authorization revoked sooner. Please see Emergency Use Authorization (EUA) Fact Sheet for Healthcare Providers Administering Vaccine (Vaccination Providers) and Full EUA Prescribing Information available at www.cvdvaccine-us.com.

AUTHORIZED USE IN THE U.S.:

The Pfizer-BioNTech COVID19 vaccine is authorized for use under an Emergency Use Authorization (EUA) for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 12 years of age and older.

IMPORTANT SAFETY INFORMATION FROM U.S. FDA EMERGENCY USE AUTHORIZATION PRESCRIBING INFORMATION:

•	Do not administer Pfizer‑BioNTech COVID-19 vaccine to individuals with known history of a severe allergic reaction (e.g., anaphylaxis) to any component of the Pfizer‑BioNTech COVID-19 vaccine
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Appropriate medical treatment used to manage immediate allergic reactions must be immediately available in the event an acute anaphylactic reaction occurs following administration of Pfizer‑BioNTech COVID-19 vaccine

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Monitor Pfizer-BioNTech COVID-19 vaccine recipients for the occurrence of immediate adverse reactions according to the Centers for Disease Control and Prevention guidelines (https://www.cdc.gov/vaccines/covid-19/clinical-considerations/managing-anaphylaxis.html)

•	Syncope (fainting) may occur in association with administration of injectable vaccines, in particular in adolescents. Procedures should be in place to avoid injury from fainting
•	Immunocompromised persons, including individuals receiving immunosuppressant therapy, may have a diminished immune response to the Pfizer‑BioNTech COVID-19 vaccine
•	The Pfizer‑BioNTech COVID-19 vaccine may not protect all vaccine recipients
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In clinical studies, adverse reactions in participants 16 years of age and older included pain at the injection site (84.1%), fatigue (62.9%), headache (55.1%), muscle pain (38.3%), chills (31.9%), joint pain (23.6%), fever (14.2%), injection site swelling (10.5%), injection site redness (9.5%), nausea (1.1%), malaise (0.5%), and lymphadenopathy (0.3%)

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In a clinical study, adverse reactions in adolescents 12 through 15 years of age included pain at the injection site (90.5%), fatigue (77.5%), headache (75.5%), chills (49.2%), muscle pain (42.2%), fever (24.3%), joint pain (20.2%), injection site swelling (9.2%), injection site redness (8.6%), lymphadenopathy (0.8%), and nausea (0.4%)

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Severe allergic reactions, including anaphylaxis, and other hypersensitivity reactions, diarrhea, vomiting, and pain in extremity (arm) have been reported following administration of the Pfizer-BioNTech COVID-19 vaccine outside of clinical trials

•	Additional adverse reactions, some of which may be serious, may become apparent with more widespread use of the Pfizer-BioNTech COVID-19 vaccine
•	Available data on Pfizer‑BioNTech COVID-19 vaccine administered to pregnant women are insufficient to inform vaccine-associated risks in pregnancy
•	Data are not available to assess the effects of Pfizer‑BioNTech COVID-19 vaccine on the breastfed infant or on milk production/excretion
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There are no data available on the interchangeability of the Pfizer‑BioNTech COVID‑19 vaccine with other COVID-19 vaccines to complete the vaccination series. Individuals who have received one dose of Pfizer‑BioNTech COVID-19 vaccine should receive a second dose of Pfizer‑BioNTech COVID-19 vaccine to complete the vaccination series

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Vaccination providers must report Adverse Events in accordance with the Fact Sheet to VAERS online at https://vaers.hhs.gov/reportevent.html. For further assistance with reporting to VAERS call 1-800-822-7967. The reports should include the words “Pfizer-BioNTech COVID-19 Vaccine EUA” in the description section of the report

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Vaccination providers should review the Fact Sheet for Information to Provide to Vaccine Recipients/Caregivers and Mandatory Requirements for Pfizer-BioNTech COVID-19 Vaccine Administration Under Emergency Use Authorization

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Before administration of Pfizer-BioNTech COVID-19 vaccine, please see Emergency Use Authorization (EUA) Fact Sheet for Healthcare Providers Administering Vaccine (Vaccination Providers) including Full EUA Prescribing Information available at www.cvdvaccine-us.com

About Pfizer: Breakthroughs That Change Patients’ Lives

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 170 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

*The Pfizer Foundation is a charitable organization established by Pfizer Inc. It is a separate legal entity from Pfizer Inc. with distinct legal restrictions.

Pfizer Disclosure Notice

The information contained in this release is as of June 10, 2021. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine, the BNT162 mRNA vaccine program and the Pfizer-BioNTech COVID-19 vaccine (BNT162b2) (including qualitative assessments of available data, potential benefits, expectations for clinical trials, supply agreements and the timing of delivery of doses thereunder, efforts to help ensure global equitable access to the vaccine, the anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply) involving substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data (including the Phase 3 data), including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase 3 trial and additional studies or in larger, more diverse populations following commercialization; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the risk that more widespread use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the risk that preclinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when additional data from the BNT162 mRNA vaccine program will be published in scientific journal publications and, if so, when and with what modifications and interpretations; whether regulatory authorities will be satisfied with the design of and results from these and any future preclinical and clinical studies; whether and when the rolling submission of a Biologics License Application for BNT162b2 in the U.S. (the BLA) will be accepted for review and whether and when other biologics license and/or emergency use authorization applications or amendments to any such applications may be filed in particular jurisdictions for BNT162b2 or any other potential vaccines that may arise from the BNT162 program, and if obtained, whether or when such emergency use authorization or licenses will expire or terminate; whether and when any applications that may be pending or filed for BNT162b2 (including the BLA or any requested amendments to the emergency use or conditional marketing authorizations) or other vaccines that may result from the BNT162 program may be approved by particular regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine’s benefits outweigh its known risks and determination of the vaccine’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; disruptions in the relationships between us and our collaboration partners, clinical trial sites or third-party suppliers; the risk that demand for any products may be reduced or no longer exist; risks related to the availability of raw materials to manufacture a vaccine; challenges related to our vaccine’s ultra-low temperature formulation, two-dose schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by Pfizer; the risk that we may not be able to successfully develop other vaccine formulations, booster doses or new variant-specific vaccines; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated; whether and when additional supply agreements will be reached; uncertainties regarding the ability to obtain recommendations from vaccine advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; challenges related to public vaccine confidence or awareness; uncertainties regarding the impact of COVID-19 on Pfizer’s business, operations and financial results; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine (including a potential second booster dose of BNT162b2 and/or a potential booster dose of a variation of BNT162b2 having a modified mRNA sequence); our expectations regarding the potential characteristics of BNT162b2 in our clinical trials and/or in commercial use based on data observations to date; the ability of BNT162b2 to prevent COVID-19 caused by emerging virus variants; the expected time point for additional readouts on efficacy data of BNT162b2 in our clinical trials; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the timing for submission of data for, or receipt of, any marketing approval or Emergency Use Authorization; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures; and the ability of BioNTech to supply the quantities of BNT162 to support clinical development and market demand, including our production estimates for 2021. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to meet the pre-defined endpoints in clinical trials; competition to create a vaccine for COVID-19; the ability to produce comparable clinical or other results, including our stated rate of vaccine effectiveness and safety and tolerability profile observed to date, in the remainder of the trial or in larger, more diverse populations upon commercialization; the ability to effectively scale our productions capabilities; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report as Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Pfizer Contacts:

Media Relations

Amy Rose

+1 (212) 733-7410

Amy.Rose@pfizer.com

Investor Relations

Chuck Triano

+1 (212) 733-3901

Charles.E.Triano@Pfizer.com

BioNTech Contacts:

Media Relations

Jasmina Alatovic

+49 (0)6131 9084 1513

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de